SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (AMENDMENT NO. ___)[1]
VIISAGE TECHNOLOGY, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92675K10
(CUSIP Number)
JOHN L. SULLIVAN, III, 1666 K STREET, N.W., SUITE 1200 WASHINGTON, D.C. 20006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
FEBRUARY 14, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92675K10		SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Buddy G. Beck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,850,000
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,850,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Viisage Technology, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 30 Porter Road, Littleton, Massachusetts 01460.

Item 2.

Identity and Background

(A)

Buddy G. Beck;

(B)

The business address of Mr. Beck is 1215 Jefferson Davis Highway, Suite 1105, Arlington, Virginia 22202.

(C)

Mr. Beck serves as a consultant for and a director of the Issuer.  Mr. Beck was formerly Chairman, President, Secretary and Treasurer and a director of Trans Digital Technologies Corporation (“TDT”), whose address is set forth in Item 2(B) above.

(D)

During the past five years, Mr. Beck has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Mr. Beck has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)

Mr. Beck is a citizen of the United States of America.

Item 3.

Source and Amount of Funds and Other Consideration

Pursuant to a Stock Purchase Agreement dated February 14, 2004, the Issuer acquired all of the outstanding shares of the common stock of TDT from TDT’s sole shareholder, Mr. Beck (the “Acquisition”).  In connection with Acquisition, Mr. Beck received 5,850,000 shares of Common Stock of the Issuer, plus notes and cash in an amount equal to approximately $20 million.

Item 4.

Purpose of Transaction

Mr. Beck’s purpose in acquiring Common Stock of the Issuer is described in Item 3 above.  There are no plans or proposals that Mr. Beck may have that relate to or would result in:

(A)

The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(B)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)

A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)

Any material change in the present capitalization or dividend policy of the Issuer;

(F)

Any other material change in the Issuer’s business or corporate structure;

(G)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(A)

The aggregate number and percentage of Common Stock beneficially owned by Mr. Beck are 5,850,000 shares and 16.5% of the issued and outstanding shares of Common Stock, respectively, based on the outstanding number of shares of the Issuer as of January 27, 2004, as reported on Form S-3 filed with the Commission on January 30, 2004.

(B)

Mr. Beck possesses the sole power to vote or direct the vote and, subject to agreements described in Item 6 below, to dispose or direct the disposition of 5,850,000 shares of Common Stock.

(C)

See Item 3 above.

(D)

Not applicable.

(E)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Beck is a director of the Issuer.  Mr. Beck also serves as a consultant for the Issuer pursuant to an Independent Contractor Consulting and Business Development Agreement dated February 14, 2004.

Mr. Beck and the Issuer entered into a Registration Rights Agreement dated February 14, 2004, pursuant to which the Issuer shall file a registration statement, as soon as reasonably practicable after the Closing Date (i.e., February 14, 2004), covering the resale of the 5,850,000 shares of Common Stock held by Mr. Beck.  Under the Registration Rights Agreement, Mr. Beck is also subject to a one-year hold-back period during which he is restricted from disposing shares of Common Stock of the Issuer.

Notwithstanding the hold-back restriction in the Registration Rights Agreement, under a Side Letter Agreement dated February 14, 2004, by and among Mr. Beck, the Issuer and Lau Technologies, Mr. Beck has rights to sell a certain number of shares of Common Stock of the Issuer upon the sale of an equal number of such shares by Lau Technologies, who, immediately before the Acquisition, owned approximately 20% of the outstanding shares of Common Stock of the Issuer.

Item 7.

Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.

Date:  February 27, 2004

/s/ Buddy G. Beck

Buddy G. Beck

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 6 of 6 pages